Exhibit 99.1

Sun Life Financial Announces Dividend Rates on Class A Non-Cumulative Rate Reset Preferred Shares Series 8R and Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR

TORONTO, June 1, 2015 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life Financial") today announced the applicable dividend rates for its Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") and Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares").

With respect to any Series 8R Shares that remain outstanding after June 30, 2015, commencing as of such date, holders thereof will be entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life Financial and subject to the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on June 30, 2015 to but excluding June 30, 2020 will be 2.275 % per annum or $0.142188 per share per quarter, being equal to the sum of the Government of Canada Yield, as defined in the terms of the Series 8R Shares, on Monday, June 1, 2015 plus 1.41%, as determined in accordance with the terms of the Series 8R Shares.

With respect to any Series 9QR Shares that may be issued on June 30, 2015, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life Financial and subject to the Insurance Companies Act (Canada), based on a dividend rate equal to the sum of the T-Bill Rate, as defined in the terms of the Series 9QR Shares, plus 1.41% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365 days), subject to certain adjustments in accordance with the terms of the Series 9QR Shares.  The dividend rate for the period commencing on June 30, 2015 to but excluding September 30, 2015 will be equal to 2.075 % per annum or $0.130753 per share, as determined in accordance with the terms of the Series 9QR Shares.

Beneficial owners of Series 8R Shares who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to meet the deadline to exercise such right, which is 5:00 p.m. (ET) on Monday, June 15, 2015.

An application will be made to list the Series 9QR Shares on the Toronto Stock Exchange.

The Series 8R Shares and the Series 9QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United Sates.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2015, the Sun Life Financial group of companies had total assets under management of $813 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

SOURCE Sun Life Financial Inc. - Financial News

%CIK: 0001097362

For further information: Media Relations Contact: Gannon Loftus, Manager, Media & PR, Corporate Communications, T. 416-979-6345, gannon.loftus@sunlife.com; Investor Relations Contact: Greg Dilworth, Vice-President, Investor Relations, T. 416-979-4198, investor.relations@sunlife.com

CO: Sun Life Financial Inc. - Financial News

CNW 17:11e 01-JUN-15